BLUE EARTH COMPOST, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(Reviewed)

YEARS ENDED DECEMBER 31, 2021 AND 2020



friedman kannenberg
and company pc

BLUE EARTH COMPOST, INC.

FINANCIAL STATEMENTS

CONTENTS



friedman kannenberg
and company pc

Certified Public Accountants

17 Talcott Notch Road
Farmington, CT 06032
Tel: 860.677.9191
Fax: 860.674.9602
info@fkco.com
www.fkco.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and the Shareholders of
Blue Earth Compost, Inc.
Windsor, Connecticut

We have reviewed the accompanying financial statements of Blue Earth Compost, Inc. (an S Corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Blue Earth Compost, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Supplementary Information

The supplementary information included in Schedule of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Friedman, Kannenberg & Company, P.C.

Farmington, Connecticut
August 31, 2022

BLUE EARTH COMPOST, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 80,382	$ 100,157
Accounts receivable	87,568	48,628
Inventory	-	4,852
Prepaid expenses	3,086	4,959
Equipment deposit	5,000	1,000
TOTAL CURRENT ASSETS	176,036	159,596
PROPERTY AND EQUIPMENT, at cost		
Equipment	56,632	42,116
Vehicles	398,508	213,161
	455,140	255,277
Less accumulated depreciation	180,439	126,037
	274,701	129,240
OTHER ASSETS		
Security deposit	8,550	4,050
Due from shareholder	1,400	-
Goodwill, net of $10,333 and $9,000 of accumulated amortization	9,667	11,000
	19,617	15,050
	$ 470,354	$ 303,886
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Line of credit	$ 121,797	$ -
Current portion of long-term debt	34,413	17,759
Accounts payable	8,443	2,287
Credit card payable	32,950	22,704
Accrued payroll	14,735	6,577
Sales tax payable	3,188	967
TOTAL CURRENT LIABILITIES	215,526	50,294
LONG-TERM DEBT, less current portion	109,293	147,047
STOCKHOLDERS' EQUITY		
Common stock - no par value, 20,000 shares authorized, issued		
and outstanding	20,000	20,000
Additional paid-in capital	82,967	82,967
Retained earnings	42,568	3,578
	145,535	106,545
	$ 470,354	$ 303,886

See accompanying notes and independent accountants' review report.

2

BLUE EARTH COMPOST, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021		2020	
	$	%	$	%
REVENUES	$ 809,422	100.0	$ 552,970	100.0
COST OF GOODS SOLD *(Schedule 1)*	541,021	67.0	377,899	68.4
GROSS PROFIT	268,401	33.0	175,071	31.6
OPERATING EXPENSES				
Salaries - Officers	63,459	7.8	75,013	13.6
Salaries - Administrative	22,997	2.8	-	-
Insurance	35,323	4.4	24,824	4.5
Rent	18,900	2.3	18,675	3.4
Advertising	18,083	2.2	7,573	1.4
Bank charges and merchant fees	12,902	1.6	6,699	1.2
Taxes	9,555	1.2	10,701	1.9
Professional fees	7,705	1.0	9,366	1.7
Office expense	5,772	0.7	2,358	0.4
Utilities	4,855	0.6	3,599	0.7
Licenses and permits	4,441	0.5	2,994	0.5
Meals	3,498	0.4	1,049	0.2
Payroll service fees	2,685	0.3	2,511	0.5
Repairs and maintenance	2,533	0.3	-	-
Telephone	2,101	0.3	311	0.1
Charitable contributions	1,563	0.2	1,734	0.3
Employee benefits	1,500	0.2	-	-
Automobile expense	1,427	0.2	240	-
Amortization	1,333	0.2	1,333	0.2
Professional development	231	-	-	-
	220,863	27.2	168,980	30.6
INCOME FROM OPERATIONS	47,538	5.8	6,091	1.0
OTHER INCOME (EXPENSE)				
Other income	2,001	0.2	3,020	0.5
Pandemic related government subsidies	285	-	47,250	8.5
State income tax	(838)	(0.1)	(1,201)	(0.2)
Interest expense	(7,326)	(0.9)	(4,860)	(0.9)
NET INCOME	41,660	5.0	50,300	8.9
RETAINED EARNINGS				
Beginning	3,578		(46,722)	
Shareholder distributions	(2,670)		-	
ENDING RETAINED EARNINGS	$ 42,568		$ 3,578	

BLUE EARTH COMPOST, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 41,660	$ 50,300
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	56,402	44,892
Amortization	1,333	1,333
(Increase) decrease in current assets:		
Accounts receivable	(38,940)	(2,584)
Inventory	4,852	(4,852)
Prepaid expenses	1,873	(4,959)
Equipment deposit	(4,000)	-
Officer loan receivable	(1,400)	-
Increase (decrease) in current liabilities:		
Accounts payable	6,156	2,288
Credit card payable	10,246	17,509
Accrued payroll	8,158	6,577
Sales tax payable	2,221	(82)
NET CASH PROVIDED BY OPERATING ACTIVITIES	88,561	110,422
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(201,863)	(16,017)
Security deposit	(4,500)	-
NET CASH USED IN INVESTING ACTIVITIES	(206,363)	(16,017)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from (repayment of) line of credit	121,797	(19,694)
Proceeds from loans	-	24,167
Repayment of long-term debt	(21,100)	(37,443)
Additional paid in capital	-	14,989
Stockholder distributions	(2,670)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	98,027	(17,981)
NET INCREASE (DECREASE) IN CASH	(19,775)	76,424
BEGINNING CASH AND CASH EQUIVALENTS	100,157	23,733
ENDING CASH AND CASH EQUIVALENTS	$ 80,382	$ 100,157

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$ 7,326	$ 4,860
Income taxes	$ -	$ 2,600

See accompanying notes and independent accountants' compilation report.

Blue Earth Compost, Inc
Statement of Stockholders' Equity
(Unaudited)

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2020	$ 20,000	$ 0	$ 82,967	$ (46,722)	$ 56,245
Net profit	-	-	-	$ 50,300	$50,300
Shareholder Distributions	-	-	-	-	-
Balance at January 1, 2021	$ 20,000	$ 0	$ 82,967	$ 3,578	$ 106,545
Net profit	-	-	-	$ 41,660	$ 41,660
Shareholder Distributions	-	-	-	$ (2,670)	$ (2,670)
Balance at January 1, 2022	$ 20,000	$ 0	$ 82,967	$ 42,568	$ 145,535

See accompanying notes and independent accountants' review report.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Blue Earth Compost, Inc. (the Company) is presented to assist in understanding these financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activity: The Company was incorporated under the laws of the State of Connecticut on November 17, 2014. The Company is located in Hartford, Connecticut, with a mailing address in Windsor, Connecticut. The Company provides commercial and residential food scrap collection services for all of Connecticut and parts of Massachusetts.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual method of accounting in accordance with generally accepted accounting principles. The Company utilizes the cash basis of accounting for income tax reporting purposes.

Revenue Recognition: The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customer (Topic 606) as of January 1, 2021. The ASU provides a single principles based revenue recognition model with a five step analysis of transactions to determine when and how revenue is recognized. The adoption of this ASU did not have an impact on the Company's financial statements. The majority of the Company's revenue arrangements generally consist of performance obligations to transfer promised services.

Based on the Company's evaluation process and review of its contracts with customers, the timing and amounts of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously adopted revenues as a result of the adoption.

The Company recognizes revenue from food scrap collection services performed by employees in accordance with client contracts as well as point in time based services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

For residential customers point in time based services are performed and billed during the month. A third party billing software is used to generate bills and collect this revenue stream on a monthly basis.

For commercial customers generally two year contracts are implemented when service is started. Some contract terms are for as long as three years, and some have not renewed and are on a month to month basis.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Recent Accounting Pronouncements: In February, 2016 the FASB issued ASU 2016-02, "Leases (Topic 842)". This guidance will require the rights and obligations of new and existing lease arrangements to be recognized as assets and liabilities on the balance sheet. The guidance will also require disclosures to better inform financial statement users of the amount, timing and uncertainty of cash flows arising from leases. The primary impact of this guidance, which will be effective for periods beginning after December 15, 2021, will be to record right-of-use assets and obligations for current operating leases.

Cash and Cash Equivalents: The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents on bank deposit accounts that do not exceed federally insured limits. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable and Allowance for Uncollectible Accounts: Accounts receivable consists of amounts due on open customer accounts. At December 31, 2021 and 2020 all accounts receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for.

Depreciation: Depreciation of property and equipment is provided using the straight-line method for financial reporting and accelerated methods for income tax purposes and is based on the estimated five year useful lives of the assets.

Income Taxes: The Company, by unanimous consent of its stockholders, has elected to be taxed as a small business corporation, under the provisions of Subchapter S of the Internal Revenue Code. The election was made for federal and state tax purposes, and is in effect until such election is either revoked or otherwise terminated. Accordingly, the Company is not subject to federal or state income taxes, as any taxable income of the Company is included in the individual income tax return of the Company's stockholders. Therefore, no provision for federal or state income tax is reflected in these statements.

Effective January 1, 2018 a pass-through entity is now subject to tax on its own income, the "Pass-Through Entity Tax" in Connecticut. To account for the fact that the pass-through entity must pay tax on its own income, Public Act 18-49 provides a tax credit that partners and shareholders may claim on their Connecticut income tax returns and business corporate tax returns. The credit is intended to ensure the pass-through entity's income is not taxed twice.

The Company is required to recognize, measure, classify and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainly, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. The federal and state income tax returns of the Company for 2020, 2019 and 2018 are subject to examination by the IRS and the state taxing authorities, generally for three years after they were filed.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Compensated Absences: Employees of the Company are entitled to paid vacations depending on job classification, length of service and other factors. Employees are required to take allowed vacation time throughout the year. At December 31, 2021 and 2020, in management's opinion, no vacation accrual is required.

Advertising: The Company expenses advertising costs as they are incurred. Advertising costs for the years ended December 31, 2021 and 2020 were $18,083 and $7,573, respectively.

Prepaid Expenses: Prepaid expenses include an overpayment of Connecticut pass through entity tax and insurance premiums being written off over the term of the one year policy. Prepaid expenses for the years ended December 31, 2021 and 2020 were $3,086 and $4,959, respectively.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2--PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense when incurred. Major repairs and betterments are capitalized. When assets are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in income.

Depreciation is computed using straight line methods over the estimated useful lives of the assets, as follows:

Asset Description	Estimated Useful Lives	2021	2020
Equipment	5 years	$ 56,632	$ 42,116
Vehicles	5 years	398,508	213,161
		455,140	255,277
Less accumulated depreciation		(180,439)	(126,037)
Net Property and Equipment		$ 274,701	$ 129,240

Depreciation expense was $56,402 and $44,892 for the years ended December 31, 2021 and 2020, respectively.

NOTE 3--LINE OF CREDIT

The bank credit line at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Webster Bank - $150,000 revolving bank credit line commencing April 15, 2021. Interest only is paid monthly on the outstanding balance at the Prime Rate plus 1.25% (currently at 4.50%). The credit line is secured by all assets of the Company and the personal guarantee of the primary shareholder. See note 11 for line of credit conversion terms.	$ 121,797	$ -

NOTE 4--LONG-TERM DEBT

Long-term debt at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Webster Bank - $23,695, 2.30% note payable in 60 monthly installments of $432, including principal and interest, commencing January, 2018 through March, 2023. This note is secured by the vehicle and personally guaranteed by the primary shareholder.	$ 4,972	$ 11,822
DECD Bridge Loan - $24,167, 0% note payable in 18 monthly installments of $1,343, principal only, commencing , November, 2021 through July, 2023. This note is secured by all assets of the company.	22,824	24,167
DECD Loan - $133,000, 3.50% note payable in 120 monthly installments. The first 12 payment are interest only and then monthly installments of $1,437 including principal and interest commencing April, 2020 through March, 2029. This note is secured by a vehicle.	115,910	128,817
	143,706	164,806
Less current maturities	(34,413)	(17,759)
Total Long-Term Debt	$ 109,293	$ 147,047

Principal repayments of long-term debt are as follows:

Year Ending December 31,	Amount
2022	$ 34,413
2023	20,517
2024	14,296
2025	14,804
2026	15,330
Thereafter	44,346
	$ 43,706

NOTE 5--COMMITMENTS AND CONTINGENCIES

Rent expense for the years ended December 31, 2021 and 2020 was $18,900 and $18,675, respectively. The following is a summary of office leases in effect at December 31, 2021.

Location	Start Date	Terms	Mo. Rent	Landlord
Hartford, CT	Open	Monthly	$ 1,575	Unrelated entity *(Ended)*
Hartford, CT	1/1/2022	12/31/2026	$ 3,750	Unrelated entity

The commitment for net minimum lease payments under these arrangements are as follows:

Year Ending December 31,	Amount
2022	$ 45,000
2023	45,900
2024	46,818
2025	47,755
2026	48,710
	$ 234,183

NOTE 6--INCOME TAXES

As described in Note 1, the Company has elected to be taxed as a Subchapter S corporation for federal and state income tax purposes. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are for the years ended December 31, 2018, 2019 and 2020.

NOTE 7--COVID/PANDEMIC RELATED GOVERNMENT SUBSIDIES

On April 24, 2020 the Company was granted a loan from Webster Bank in the amount of $31,250 pursuant to the Paycheck Protection Program (PPP) under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. Funds from the loan could only be used for qualifying expenses - payroll costs, including group health care benefits, interest on mortgage obligations incurred before February 15, 2020, rent under lease agreements in force before February 15, 2020, and utilities for which service began before February 15, 2020.

Under the terms of the PPP, certain amounts of the Loan could be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company used these funds for qualifying expenses during the covered period, applied for forgiveness through their lender and on April 8, 2021 were notified that the Small Business Administration had granted the Company full forgiveness of their PPP loan. These funds are tax exempt for federal purposes and are reported as other income on the financial statements.

NOTE 7--COVID/PANDEMIC RELATED GOVERNMENT SUBSIDIES--Continued

The Company received an Economic Injury Disaster Loan ("EIDL") 7(a) loan as part of the CARES Act in the amount of $24,167. Effective December 20, 2020, the Economic Aid Act revised the eligibility criteria for assistance to all 7(a) loans approved up to September 27, 2020 to allow the SBA to make six months of principal and interest and any associated fees that borrowers owe for 7(a) loans. The SBA paid $235 of interest and $1,343 of principal on the Company's behalf during the year ended December 31, 2021.

NOTE 8--RELATED PARTY TRANSACTIONS

During 2021 the company advanced funds to a shareholder. The advance was non-interest bearing and has no formal repayment terms. At December 31, 2021 and 2020, advances to a stockholder totaled $1,400 and $0, respectively.

In 2018 the company had received a $44,989 loan from a related party. This loan was forgiven in the amount of $30,000 in 2019 and $14,989 in the 2020 year. The loan forgiven each year was converted to additional paid in capital.

NOTE 9--NONCASH INVESTING AND FINANCING TRANSACTIONS

Noncash investing and financing activities in 2021 and 2020 consist of financing the purchase of vehicles through a line of credit totaling $144,347 and $0, respectively.

NOTE 10--MAJOR VENDORS

For the year ended December 31, 2021, the Company had one major vendor, purchases from which exceeded 10% of the Company's purchases. Purchases from this vendor were approximately $83,000. The Company did not have a balance due to this vendor at December 31, 2021.

For the year ended December 30, 2020, the Company had one major vendor, purchases from which exceeded 10% of the Company's purchases. Purchases from this vendor were approximately $92,000. The Company did not have a balance due to this vendor at December 31, 2020.

NOTE 11--LINE OF CREDIT CONVERSION

The Webster Bank $150,000 line of credit is available for advances from April 15, 2021 to April 15, 2022. During this draw period, interest only payments are required.   Fixed payments of principal and interest shall commence starting May 15, 2022.   The maturity date of this note is April 15, 2031 and allows for prepayment with no penalties.

NOTE 12--SUBSEQUENT EVENTS

In compliance with ASC 855, subsequent events, the Company has evaluated subsequent events through August 31, 2022, which is the date the financial statements were approved and available to be issued for events requiring disclosure or recording in the Company's financial statements.

BLUE EARTH COMPOST, INC.
SCHEDULE 1 - ANALYSES OF COST OF GOODS SOLD
INCOME TAX BASIS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021		2020	
	$	**%**	**$**	**%**
COST OF GOODS SOLD				
Beginning inventory	$ 4,852	0.6	$ -	-
Purchases	25,766	3.2	21,548	3.9
	30,618	3.8	21,548	3.9
Less ending inventory	-	-	4,852	0.9
	30,618	3.8	16,696	3.0
DIRECT LABOR COSTS				
Salaries	163,148	20.2	122,757	22.2
Payroll taxes	14,511	1.8	11,010	2.0
Subcontract labor	545	0.1	-	-
	178,204	22.1	133,767	24.2
OTHER DIRECT COSTS				
Disposal fees	112,966	14.0	94,133	17.0
Vehicle expenses	88,381	10.9	41,216	7.5
Depreciation	56,402	7.0	44,892	8.1
Fuel	47,923	5.9	30,717	5.6
Materials and supplies	14,662	1.8	15,195	2.7
Small tools and equipment	11,865	1.5	339	0.1
Equipment Rental	-	-	944	0.2
	332,199	41.1	227,436	41.2
COST OF GOODS SOLD	$ 541,021	67.0	$ 377,899	68.4

See independent accountants' review report.